                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

       [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the transition period from __ to __

                          Commission File No: 001-12617

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Trigon Healthcare, Inc.
                             2015 Staples Mill Road
                             Richmond, VA 23079

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                                Table of Contents

                                                                                                  Page
Independent Auditors' Report                                                                        1

Statements of Net Assets Available for Benefits                                                     2

Statements of Changes in Net Assets Available for Benefits                                          3

Notes to Financial Statements                                                                       4

Schedules

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001            12

2    Schedule H, Line 4j - Schedule of Reportable Transactions - Year ended December 31,
     2001                                                                                          15

                          Independent Auditors' Report

Employees' Thrift Plan of Trigon Insurance Company
Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Trigon Insurance Company (Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees' Thrift Plan of Trigon Insurance Company as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) (schedule 1) and reportable transactions (schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Richmond, Virginia
June 21, 2002

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                  Assets                                 2001           2000
                                                    -------------   -----------
Investments, at fair value (note 3)                 $ 196,081,630   201,686,986
Accrued investment income receivable                      158,198       230,564
Due from broker for securities sold                            --       199,638
                                                    -------------   -----------
        Total assets                                  196,239,828   202,117,188
                                                    -------------   -----------
                  Liabilities

Due to broker for securities purchased                    347,960        42,108
Accrued liabilities                                        62,546       294,480
                                                    -------------   -----------
        Total liabilities                                 410,506       336,588
                                                    -------------   -----------
        Net assets available for benefits           $ 195,829,322   201,780,600
                                                    =============   ===========

See accompanying notes to financial statements.

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                                      2001               2000
                                                                                ----------------     ------------
Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                                  $      3,578,884        4,101,884
        Net appreciation (depreciation) in fair value of investments
           (note 3)                                                                  (14,584,269)       3,258,283
     Contributions:
        Employer                                                                       6,446,083        6,980,170
        Participant                                                                   10,982,521       10,737,197
                                                                                 ---------------     ------------
                 Total additions                                                       6,423,219       25,077,534

Deductions from net assets attributed to:
     Distribution of benefits and withdrawals                                         11,469,433       18,081,662
     Administrative expenses (note 2)                                                    905,064        1,390,487
                                                                                 ---------------     ------------
                 Total deductions                                                     12,374,497       19,472,149
                                                                                 ---------------     ------------
                 Net increase (decrease) in net assets available for
                    benefits                                                          (5,951,278)       5,605,385

Net assets available for benefits:
     Beginning of year                                                               201,780,600      196,175,215
                                                                                 ---------------     ------------
     End of year                                                                $    195,829,322      201,780,600
                                                                                 ===============     ============

See accompanying notes to financial statements.

                           EMPLOYEE'S THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements
                           December 31, 2001 and 2002


(1)    Summary of Significant Provisions of the Plan

       The Employees' Thrift Plan of Trigon Insurance Company (Plan) is a defined contribution plan covering substantially all employees who have completed three months of service with Trigon Insurance Company (Company) and its covered affiliates (Employer).

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee which is appointed by the Company. The assets of the Plan are held in trust under an agreement with The Northern Trust Company (Trustee). Recordkeeping services are provided by ADP Retirement Services, Deerfield, Illinois. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

       (a)    Participant Accounts

              Individual accounts are maintained by the Plan for each eligible employee (Participant) to reflect the Participant's contributions, Employer matching contributions and distributions and withdrawals, as well as the Participant's share of the Plan's income, including gains and losses, and related administrative expenses.

       (b)    Contributions

              Participants may elect to make voluntary pre-tax contributions to the Plan in whole percentage amounts ranging from 2 to 16% of their compensation for the year. Participant contributions may be divided among the Plan's individual investment funds, in whole percentage amounts, based on the Participant's election. The Employer is obligated under the matching provision of the Plan to contribute each pay period an amount equal to 50% of the contributions of each Participant in the Plan which do not exceed 6% of each Participant's compensation for such pay period. These Employer contributions are invested in the investment options using the same allocations by the Participants for their contributions. The Employer's contribution related to any individual participant is limited in total under the provisions of
              Section 404(a) of the Internal Revenue Code.

              The Plan permits the Employer, in its complete discretion, to declare a profit sharing matching contribution. The discretionary contribution is equal to a fixed percentage of the Participant's voluntary contribution for which an employer matching contribution was made. To be eligible to receive the discretionary profit sharing matching contribution, a Participant must be an employee of the Employer on the last day of the plan year for which the discretionary profit sharing matching contribution is made. The discretionary profit sharing matching contribution is a nonparticipant-directed contribution that is made in cash and invested solely in the Trigon Stock Fund. The Employer made discretionary contributions of $2,692,980 and $3,222,670 during 2001 and 2000, respectively, for eligible Participant contributions made in the previous year.

              Participant contributions, as shown in the accompanying statements of changes in net assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $524,084 and $756,181 for the years ended December 31, 2001 and 2000, respectively.

                                        4                            (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 2001 and 2000

       (c)    Investment Options

              Investment options of the Plan consist of nine investment funds, including investment in the Trigon Stock Fund. A registration statement on Form S-8 was filed with the Securities and Exchange Commission to register the shares of Trigon Healthcare, Inc. Class A Common Stock (Trigon Common Stock) included as an investment option in the Plan. A description of each investment option follows:

                  Treasury Money Market Fund - The objective of this fund is to provide current income and a stable share price. This fund has a lower principal risk than any of the other Thrift Plan investment funds. The fund invests in securities that are backed by the full faith and credit of the U.S. government, and/or mutual funds or collective funds that invest in such instruments. As of December 31, 2001 and 2000, the assets of this fund were invested in the Vanguard Treasury Money Market Fund.

                  Short-Term Fixed Income Fund - The aim of this fund is to provide steady investment returns with low risk. This fund may invest in short-term U.S. Treasury, government agency and corporate bonds, money market instruments, mutual funds or collective funds, or a pooled fund that invests in such instruments. As of December 31, 2001 and 2000, the assets of this fund were invested in the Pacific Investment Management Company (PIMCO) Short-Term Fund.

                  Bond Fund - This fund aims to provide a high level of current interest income with a moderate level of principal risk.
                  This fund may invest in U.S. Treasury, government agency and corporate bonds and mutual funds or collective funds that invest in such bonds. As of December 31, 2001 and 2000, the assets of this fund were invested in the PIMCO Total Return Fund.

                  S&P 500 Equity Index Fund - This fund invests in the common stocks of those companies that comprise the S&P 500 index, or a mutual fund or commingled fund that invests in those companies. The objective of this fund is to provide long-term growth of capital, with growth of income as a secondary objective. As of December 31, 2001 and 2000, the assets of this fund were invested in the Vanguard Institutional Index Fund.

                  Domestic Equity Fund - This fund primarily invests in common stocks of high quality, relatively mature domestic corporations from a cross-section of business and industry and/or mutual funds or collective funds that invest in such stocks. The objective of this fund is to provide long-term capital growth from stock prices and some current income from dividends. As of December 31, 2001 and 2000, the assets of this fund were invested in the Clipper Fund Inc. Common Stock, Open End Fund.

                  Global Equity Fund - This fund primarily invests in common stocks of companies based throughout the world, including the U.S., or mutual funds or collective funds that make such investments. The objective of this fund is to provide long-term capital growth and some current income. As of December 31, 2001 and 2000, the assets of this fund were invested in the Capital Guardian Global Equity Fund.

                                        5                            (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                          Notes to Financial Statements

                           December 31, 2001 and 2000

                  International Equity Fund - This fund is like the Domestic Equity Fund, except that it primarily invests in common stocks of high quality foreign corporations, instead of domestic corporations, and/or mutual funds or collective funds that invest in such stocks. This fund's objective is to provide long-term capital growth and some current income. As of December 31, 2001 and 2000, the assets of this fund were invested in the Capital Guardian International Non-US Equity Fund.

                  Domestic Aggressive Growth Fund - This fund invests primarily in the common stocks of small, rapidly growing domestic companies, or mutual or collective funds that invest in such companies. The objective of this fund is capital growth. It is not expected that these companies will pay cash dividends. As of December 31, 2001 and 2000, the assets of this fund were invested in a portfolio of common stocks managed by an investment manager.

                  Trigon Stock Fund - This fund invested in Trigon Common Stock, which is listed on the New York Stock Exchange, and is the only investment choice for Participants' discretionary profit sharing matching accounts through December 31, 2001. (See note
                  8). A small portion of the fund may be invested in cash equivalents for liquidity purposes.

              Participants are permitted to change investment options daily. Each investment fund is divided into units of participation which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of fair value of investments (net of administrative expenses paid by the Plan) are allocated to each Participant's account based on the change in unit value for each investment fund in which the Participant has an account balance.

       (d)    Vesting

              Participants are fully vested in their own contributions at all times. Participants of the Plan become fully vested in the Employer's contributions upon death, disability, or retirement, or after thirty-six months of service with the Employer or any other Blue Cross and/or Blue Shield organization. In accordance with provisions of the Plan, any portion of the Employer's contributions that has not vested at the time of a Participant's termination of employment shall be forfeited by the Participant and applied to reduce future employer contributions to the Plan. As of December 31, 2001 and 2000, forfeited nonvested accounts totaled $84,420 and $39,580, respectively. During 2001 and 2000, employer contributions were reduced by $174,000 and $127,000, respectively, from forfeited nonvested accounts.

       (e)    Distributions

              Plan distributions are recorded when paid. The Plan prescribes numerous distribution options upon termination of employment, including retirement. Participants receive their vested amounts in a lump sum distribution or may elect to receive their vested amounts in specified periodic installments upon retirement, death, or disability. Upon termination of employment prior to age 55, a Participant may elect to receive vested amounts greater than $5,000 either as a lump sum distribution or defer receipt until no later than age 70 1/2. In addition, participants age 55 and older may also elect to receive their vested amounts in specified periodic installments. Vested amounts of $5,000 or less are

                                        6                            (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              distributed in a lump sum distribution. Any participant amounts invested in the Trigon Stock Fund may be distributed in whole shares of Trigon Stock plus cash for fractional shares or entirely in cash as elected by the Participant.

              Current employees of the Employer may request to withdraw all or a portion of their pre-tax contributions in the event of financial hardship, subject to limitations imposed by federal law and approval by the Administrative Committee.

       (f)    Loans to Participants

              These loans represent loans granted to participants of the Plan and are repayable in accordance with terms established by the Plan. Loans may be requested for any reason, in amounts not less than $1,000, or more than the lesser of $50,000 or 50% of the Participant's vested account balance. The interest rate charged on any loan is fixed at the date of application at the Wall Street Journal prime rate as of the second to last business day of the preceding month plus 1%. Each loan is secured by the Participant's interest in the Plan. A Participant's profit sharing matching contribution account is not available for a loan.

(2)    Summary of Significant Accounting Policies

       The following are the significant accounting policies followed by the
Plan:

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation and depreciation of fair value of investments are recognized as they occur. Plan benefit distributions and withdrawals are recognized when paid.

       (b)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value as determined by the Plan's trustee (generally based upon quoted market prices). Loans to Participants are valued at the balance of amounts due from Participants of the Plan plus accrued interest thereon, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses are computed on an average cost basis.

              The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

                                        7                            (Continued)

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (c)    Fair Value of Financial Instruments

              The carrying amounts of accrued investment income receivable, due from broker for securities sold, due to broker for securities purchased and accrued liabilities approximate fair value because of the short-term nature of these instruments. The fair values of investments are estimated based on quoted market prices.

       (d)    Administrative Expenses

              Investment expenses and certain expenses incurred in connection with the administration of the Plan, such as trustee and recordkeeping expenses, are paid out of the investment assets of each fund. The Company provides certain administrative services at no cost to the Plan and pays for certain other administrative costs of the Plan.

       (e)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    Investments

       The following investments owned as of December 31, 2001 and 2000 represented 5% or more of net assets available for benefits as of these dates:

                                                                                          December 31, 2001
                                                                               ---------------------------------------
                                                                                    Number of
                              Description                                            shares              Fair value
----------------------------------------------------------------------------   -----------------     -----------------
       Short-Term Fixed Income Fund - PIMCO Short-Term Fund                            3,438,410     $      34,487,251

       S&P 500 Equity Index Fund - Vanguard Institutional Index Fund                     165,260            17,334,093

       Domestic Equity Fund - Clipper Fund Inc. Common Stock, Open End Fund              572,226            47,798,021

       Trigon Stock Fund - Trigon Healthcare, Inc. Class A common stock
       (includes nonparticipant-directed investments (note 4))                           375,077            26,049,098

                                        8                            (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 2001 and 2002

                                                                                       December 31, 2000
                                                                              ---------------------------------
                                                                                Number of
                              Description                                         shares           Fair value
------------------------------------------------------------------------      ---------------   ---------------
Short-Term Fixed Income Fund - PIMCO Short-Term Fund                            2,994,791        $   29,947,910

S&P 500 Equity Index Fund - Vanguard Institutional Index
    Fund                                                                          163,130            19,693,086

Domestic Equity Fund - Clipper Fund Inc. Common Stock,
    Open End Fund                                                                 531,428            42,115,675

International Equity Fund - Capital Guardian International
    Non-US Equity Fund                                                            386,199            11,825,415

Trigon Stock Fund - Trigon Healthcare, Inc. Class A common
    stock (includes nonparticipant-directed investments (note 4))                 319,829            24,886,694

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

                                                                                  Years ended December 31,
                                                                            -----------------------------------
                                                                                 2001                2000
                                                                            -----------------   ---------------
Common stocks                                                               $ (12,056,272)          (20,468,731)
Mutual funds                                                                     (532,944)            5,156,358
Trigon Healthcare, Inc. Class A common stock                                   (1,995,053)           18,570,656
                                                                            -----------------   ---------------
                                                                            $ (14,584,269)            3,258,283
                                                                            =================   ===============


(4)    Nonparticipant-directed Investments

       The discretionary profit sharing matching contribution invested solely in the Trigon Stock Fund is the Plan's only nonparticipant-directed investment. Information about the net assets available for benefits and the changes in net assets available for benefits for the nonparticipant-directed investments included in the Trigon Stock Fund is as follows:

                                                                                        December 31,
                                                                            ----------------------------------
                                                                                   2001               2000
                                                                            -----------------   ---------------
Net assets available for benefits--Trigon Healthcare,
    Inc. Class A common stock                                               $   9,805,900             8,475,901

                                        9                            (Continued)

                           EMPLOYERS' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                           December 31, 2001 and 2000

                                                                    Years ended December 31,
                                                                   --------------------------
                                                                       2001           2000
                                                                   -----------    -----------
Changes in net assets:
    Discretionary contribution                                     $ 2,692,980      3,222,670
    Net appreciation (depreciation) in fair value of investments      (702,324)     5,097,081
    Distribution of benefits and withdrawals                          (660,657)      (464,770)
                                                                   -----------    -----------
                Net increase in net assets available
                   for benefits                                    $ 1,329,999      7,854,981
                                                                   ===========    ===========

(5)  Tax Status

     The Plan obtained its latest determination letter dated February 2, 2000, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan has operated in accordance with the terms of the plan document and current tax law. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

     Under present Federal income tax laws and regulations, participants will not be taxed on Employer contributions allocated to their accounts, investment earnings on such contributions, or investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

     The Plan was amended and restated in January 2002, to comply with several tax law changes, collectively known as GUST. The Company filed an application with the EP Determination division of the IRS on January 31, 2002 requesting a determination letter for the amended and restated Plan. The Plan Administrator is awaiting the IRS's reply.

(6)  Plan Termination

     Although it has not expressed any intent to do so, the Employer's board of directors has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Participants will become fully vested in their accounts.

(7)  Related Party Transactions

     As of December 31, 2001, the Plan owned 375,077 shares of Trigon Common Stock with a cost basis of $17,120,823 and a fair value of $26,049,098. During 2001, 190,421 shares of Trigon Common Stock were purchased at a total cost of $11,438,358 and 133,854 shares, with a cost of $5,754,564, were sold for $8,199,880.

                                       10                            (Continued)

                            EMPLOYERS' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     As of December 31, 2000, the Plan owned 319,829 shares of Trigon Common Stock with a cost basis of $11,489,949 and a fair value of $24,886,694. During 2000, 176,496 shares of Trigon Common Stock were purchased at a total cost of $7,733,673 and 228,508 shares, with a cost of $7,185,630, were sold for $11,542,401.

     Certain plan investments are units of a collective trust managed by the Trustee, a party-in-interest. Fees paid by the Plan for trustee services amounted to $103,230 and $109,923 for the years ended December 31, 2001 and 2000, respectively.

(8)  Subsequent Events

     Effective January 1, 2002, Participants may elect to make contributions to the Plan in whole percentage amounts ranging from one percent to fifty percent of their compensation per year. The Company's matching contribution remains unchanged. The eligibility rules were also changed effective January 1, 2002 so Participants may now elect to participate in the Plan on their first day of employment.

     Effective April 1, 2002, the Plan requirement that all discretionary profit sharing matching contributions must remain in the Trigon Stock Fund was eliminated. This means that the Participant's balance in the Trigon Stock Fund will no longer be separated between participant-directed and nonparticipant-directed funds, allowing the Participants to reallocate all balances in the Trigon Stock Fund to any other investment option at any time.

     Additionally, effective April 1, 2002, employees reaching age 50 or older during 2002 may elect to contribute an additional amount up to $1,000 to their account. This is called a "catch-up contribution" and enables employees to save additional funds, beyond the regular IRS limits, as they near retirement. Each year through 2006, individuals turning age 50 and over each calendar year will be able to make additional catch-up contributions according to IRS dollar limits. Catch-up contributions are not eligible for company matching contributions, even if they are later recharacterized as regular contributions.

     On April 29, 2002, Trigon Healthcare, Inc. (Trigon Healthcare), the Company's parent, and Anthem, Inc. (Anthem) announced that they entered into an agreement and plan of merger pursuant to which Trigon Healthcare will be merged into a wholly owned subsidiary of Anthem. Under the agreement, Trigon Healthcare's shareholders, including Participants' balances in the Trigon Stock Fund, will receive thirty dollars in cash and
     1.062 shares of Anthem common stock for each share of Trigon Healthcare Class A common stock outstanding upon completion of the merger. Closing of the merger is subject to customary closing conditions, including the receipt of regulatory and shareholder approvals. The $30 per share received by Participants in the Trigon Stock Fund will be reinvested in Anthem common stock. Thereafter, the Trigon Stock Fund will become the Anthem Stock Fund and future contributions will be invested in Anthem common stock. The Company will be evaluating the future of the Plan but has stated it intends to maintain the current Plan structure until at least January 1, 2004.

                                                                      Schedule 1

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                            Description of investment
                                                                          including maturity date, rate
     Identity of issue, borrower, lessor or                              of interest, collateral, par or               Current
                 similar party                                                    maturity value                        Value
---------------------------------------------------------------  ----------------------------------------------------  --------
Corporate Stock-Common:
     ABGENIX INC COM                                                               15,800 shares              $         531,512
     ADMINISTAFF INC COM                                                           16,300 shares                        446,783
     AIRGAS INC COM                                                                37,300 shares                        563,976
     ALKERMES INC COM                                                              11,900 shares                        313,684
     APPLEBEES INTL INC COM                                                         8,000 shares                        273,600
     ASM INTL N V COM STK                                                          23,700 shares                        462,387
     ATWOOD OCEANICS INC COM                                                       12,800 shares                        446,080
     BALL CORP COM                                                                  5,100 shares                        360,570
     BERKLEY W R CORP COM                                                           6,100 shares                        327,570
     BROOKS AUTOMATION INC COM                                                      9,100 shares                        370,097
     CA PIZZA KITCHEN INC COM                                                      19,900 shares                        492,525
     CABOT MICROELECTRONICS CORP COM                                                3,500 shares                        277,375
     CAL DIVE INTL INC COM                                                         18,200 shares                        449,176
     CBRL GROUP INC COM                                                            11,100 shares                        326,784
     CELL THERAPEUTICS INC CDT-COM                                                  9,400 shares                        226,916
     CERNER CORP COM                                                                3,600 shares                        179,748
     CHEESECAKE FACTORY INC COM                                                     6,450 shares                        224,267
     COHERENT INC COM                                                               6,800 shares                        210,256
     CONSTELLATION BRANDS INC CL A                                                  9,600 shares                        411,360
     COST PLUS INC CAL COM                                                         12,300 shares                        325,950
     CREDENCE SYS CORP DEL                                                         22,000 shares                        408,540
     CREE INC FORMERLY CREE RESH INC                                               16,100 shares                        474,306
     CUBIST PHARMACEUTICALS INC COM                                                 9,600 shares                        345,216
     CURAGEN CORP COM                                                               7,200 shares                        161,064
     DORAL FINL CORP COM                                                            9,500 shares                        296,495
     DREYERS GRAND ICE CREAM INC COM                                               11,500 shares                        442,865
     EDO CORP COM                                                                  12,900 shares                        341,205
     ELECTRO SCIENTIFIC INDS INC COM                                                9,100 shares                        273,091
     FAIR ISAAC & CO INC COM                                                        6,100 shares                        384,422
     FILENET CORP COM                                                              26,000 shares                        527,540
     FISHER SCIENTIFIC INTL INC COM                                                12,200 shares                        356,240
     GLOBAL PMTS INC COM                                                           13,000 shares                        447,200
     HAEMONETICS CORP MASS COM                                                     11,200 shares                        379,904
     HARMONIC INC COM                                                              34,000 shares                        408,680
     HARRIS CORP COM                                                                8,500 shares                        259,335
     HILB ROGAL & HAMILTON CO COM                                                   5,900 shares                        330,695
     HUMANA INC COM                                                                35,400 shares                        417,366
     HUNT J B TRANS SVCS INC COM                                                   20,400 shares                        473,280
     HYPERION SOLUTIONS CORP COM                                                   21,800 shares                        432,948
     IMMUNOGEN INC COM                                                             14,900 shares                        247,042
     IMMUNOMEDICS INC COM                                                          38,800 shares                        786,088
     IMPATH INC COM                                                                10,000 shares                        445,100
     INSIGHT ENTERPRISES INC COM                                                   19,600 shares                        482,160

                                       12                            (Continued)

                                                                      Schedule 1

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                            Description of investment
                                                                          including maturity date, rate
     Identity of issue, borrower, lessor or                              of interest, collateral, par or               Current
                 similar party                                                    maturity value                        Value
---------------------------------------------------------------  ----------------------------------------------------  --------
     INTEGRA LIFESCIENCES HLDG CORP COM                                            12,900 shares                        339,786
     INTEGRATED CIRCUIT SYS INC COM NEW COM                                        19,700 shares                        445,023
     INTERVOICE INC COM                                                            23,200 shares                        296,960
     INVT TECH GROUP INC NEW COM                                                    7,050 shares                        275,443
     KOPIN CORP COM                                                                33,800 shares                        473,200
     LADENBURG THALMANN FINL SVCS INC COM                                           2,886 shares                          2,511
     LIFEPOINT HOSPS INC COM                                                        8,000 shares                        272,320
     MACROMEDIA INC COM                                                            21,900 shares                        389,820
     MARKEL CORP HOLDING CO COM                                                     1,300 shares                        233,545
     MATRIXONE INC COM                                                             39,700 shares                        515,703
     MERCURY COMPUTER SYS INC COM                                                   7,900 shares                        308,969
     MICREL INC COM                                                                 2,500 shares                         65,575
     MONOLITHIC SYS TECH INC COM                                                   17,000 shares                        350,200
     MRO SOFTWARE INC COM                                                          19,900 shares                        465,262
     MYRIAD GENETICS INC COM                                                        3,800 shares                        200,032
     NATL INSTRS CORP COM                                                           7,600 shares                        284,696
     NEOPHARM INC COM                                                              18,810 shares                        471,190
     NEWFIELD EXPL CO COM COM                                                      12,400 shares                        440,324
     O REILLY AUTOMOTIVE INC COM                                                   12,200 shares                        444,934
     ON ASSIGNMENT INC                                                             17,100 shares                        392,787
     OSI PHARMACEUTICALS INC COM                                                   11,700 shares                        535,158
     PATHMARK STORES INC NEW COM                                                   16,200 shares                        399,492
     PATTERSON-UTI ENERGY INC COM                                                  19,700 shares                        459,207
     PHARMACEUTICAL RES INC COM                                                     6,600 shares                        223,080
     PLANTRONICS INC NEW COM                                                       16,400 shares                        420,496
     PLEXUS CORP COM                                                               11,100 shares                        294,816
     POLYCOM INC COM                                                               20,000 shares                        681,400
     PRIDE INTL INC DEL COM                                                         3,800 shares                         57,380
     PROQUEST CO COM                                                                9,400 shares                        318,754
     PROV HEALTHCARE CO COM                                                         5,900 shares                        182,074
     PWR INTEGRATIONS INC COM                                                      28,500 shares                        650,940
     R H DONNELLEY CORP COM                                                        14,700 shares                        427,035
     REEBOK INTL COM                                                               21,600 shares                        572,400
     REGIS CORP MINN COM                                                           17,500 shares                        451,150
     RENAL CARE GROUP INC COM                                                      12,000 shares                        385,200
     RUBY TUESDAY INC COM                                                          22,500 shares                        464,175
     SEACHANGE INTL INC COM                                                        20,900 shares                        713,108
     SEMTECH CORP                                                                   3,400 shares                        121,346
     SONICWALL INC COM                                                             19,000 shares                        369,360
     STATEN IS BANCORP INC COM                                                     26,400 shares                        430,584
     STERICYCLE INC COM                                                            10,200 shares                        620,976
     STERIS CORP COM                                                               11,500 shares                        210,105
     STONE ENERGY CORP COM                                                         10,300 shares                        406,850
     SWIFT ENERGY CO COM                                                           16,500 shares                        333,300

                                       13                            (Continued)

                                                                      Schedule 1

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                            Description of investment
                                                                          including maturity date, rate
     Identity of issue, borrower, lessor or                              of interest, collateral, par or               Current
                 similar party                                                    maturity value                        Value
---------------------------------------------------------------  ----------------------------------------------------  --------
     SYLVAN LEARNING SYS INC                                                        8,700 shares                        192,009
     TARO PHARMACEUTICAL IND ORD                                                    5,000 shares                        199,750
     TECH DATA CORP COM                                                            10,300 shares                        445,784
     TELEDYNE TECHNOLOGIES INC COM                                                 21,300 shares                        346,977
     TELETECH HLDGS INC COM                                                        38,300 shares                        548,839
     THORATEC CORP                                                                 27,700 shares                        470,900
     TRIGON HEALTHCARE INC CL A COM                                     375,077 shares, cost of $17,120,823          26,049,098
     TRIMERIS INC COM                                                              19,000 shares                        854,430
     TRIQUINT SEMICONDUCTOR INC COM                                                12,200 shares                        149,572
     TTI TEAM TELECOM INTL LTD COM                                                 16,600 shares                        415,332
     TWEETER HOME ENTMT GROUP INC COM                                              11,800 shares                        342,200
     TX INDS INC                                                                   10,100 shares                        372,690
     UCBH HLDGS INC COM                                                            12,700 shares                        361,188
     US UNWIRED INC COM COM                                                        63,600 shares                        647,448
     UTSTARCOM INC COM                                                             16,400 shares                        467,400
     VARCO INTL INC DEL COM                                                        20,100 shares                        301,098
     VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS  INC COM                                2,900 shares                        100,311
     VEECO INSTRS INC DEL COM                                                       7,800 shares                        281,190
     WINNEBAGO INDS INC COM                                                        18,500 shares                        683,390
     YORK INTL CORP NEW COM                                                         9,400 shares                        358,422
                                                                                                                -------------------
                        Total corporate stock-common                                                                 66,326,092
                                                                                                                -------------------
Mutual Funds:
     CAPITAL GUARDIAN GLOBAL EQUITY FUND                                          195,958 shares                      2,706,182
     CAPITAL GUARDIAN INTERNATIONAL NON-US EQUITY FUND                            355,590 shares                      9,024,881
     CLIPPER FUND INC COMMON STOCK, OPEN END FUND                                 572,226 shares                     47,798,021
     PIMCO TOTAL RETURN FUND                                                      776,568 shares                      8,122,898
     PIMCO SHORT TERM FUND                                                      3,438,410 shares                     34,487,251
     VANGUARD INSTITUTIONAL INDEX FUND                                            165,260 shares                     17,334,093
     VANGUARD TREASURY MONEY MARKET FUND                                        3,354,752 shares                      3,354,752
                                                                                                                -------------------
                        Total mutual funds                                                                          122,828,078
                                                                                                                -------------------
COLTV Short-term Investment Fund*                                      Short-term investment accounts with
                                                                       interest rates of 2.38% to 6.61%               1,960,713

Participant loans*                                                     Interest rates of 5.75% to 10.50%
                                                                       with maturities to December 31, 2011           4,966,747
                                                                                                                -------------------
                        Total assets held for investment purposes                                             $     196,081,630
                                                                                                                ===================
* Party-in-interest

See accompanying independent auditors' report

                                                                      Schedule 2

                            EMPLOYEES' THRIFT PLAN OF
                            TRIGON INSURANCE COMPANY

            Schedule H, Line 4j - Schedule of Reportable Transactions

                       Year ended December 31, 2001 (a)(b)

    Identity of                                                   Purchase              Selling            Lease
   party involved              Description of asset                price                 price             rental
---------------------     -----------------------------       ----------------      ---------------    --------------
 *  Trigon Stock Fund     Trigon Healthcare, Inc.
                             common stock, 31 purchases     $       11,438,358                   --                --

 *  Trigon Stock Fund     Trigon Healthcare, Inc.
                             common stock, 38 sales                         --            8,199,880                --
 *  Party-in-interest


                                 Expense                                  Current value
                                 incurred                                  of asset on              Net
    Identity of                    with                Cost of             transaction              gain
   party involved               transaction             asset                 date                 (loss)
---------------------           ------------       ---------------       ---------------       --------------

 *  Trigon Stock Fund             9,521               11,438,358            11,438,358                   --

 *  Trigon Stock Fund             6,966                5,754,564             8,199,880            2,445,316

 *  Party-in-interest


(a)Represents transaction or a series of transactions in securities of the same issue in excess of 5% of the plan market value as of December 31, 2001.
(b)Includes participant and nonparticipant-directed transactions.

See accompanying independent auditors' report.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employees' Thrift Plan of Trigon Insurance Company Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY


                  By:  /s/ J. David Brittingham
                      ---------------------------
                      J. David Brittingham
                      Administrative Committee Member

Date: June 27, 2002

EXHIBIT INDEX

Exhibit
Number                     Description
------                     -----------


     23 -- Consent of Independent Auditors.